Exhibit 99.1

TRILLION ENERGY PROVIDES YEAR END SUMMARY AND 2023 OUTLOOK

December 19, 2022 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62). 2022 was a transformative year for Trillion. As the natural gas supply crisis unfolded in Europe earlier this year, prices soared to record highs and Trillion was poised to meet the challenge with a plan to ramp-up production in a big way.

By early 2022, we had planned our 17 well drilling program; by March 2022 we reserved our drilling rig with a deposit of $2 million; and by July we raised over $41 million (gross proceeds) to kick off drilling. By September, our drilling rig arrived at the SASB gas field and set up in 95 meters water depth, ready to drill.

By October 2022 we completed our first long reach directional well AK-South, a significant engineering feat. In November, we reentered AK-3 clearing the well bore and perforating one of three gas bearing zones, which then entered production. By December we spud wells -Guluc-2 and AK-West where drilling is ongoing. We exit 2022 with between 7 - 8.2 mmcf/d production sold at over US $30/MCF from AK-3 and AK-South wells.

In 2023, we expect 12 months of continuous drilling to occur at SASB, where our plan is to bring on eight new wells (or workovers) into production. In Q1 2023, we expect to double production through completion, perforation, and testing of Ak-West and Guluc-2 wells. Six additional wells are expected to be drilled off of other platforms in the SASB gas field between Q2 and Q4 2023.

We plan to use revenue from the initial wells to fund additional CAPEX costs for our US $100 million Phase A & B SASB development programs, consisting of about 17 wells.

2022 Highlights:

●	Raised over CND $42 million equity capital during 2022
●	Drilled two new wells ramping up production to 7-8.2 mmcf/d
●	Natural Gas prices soared year-over-year from $11 (Jan) to $30+ (December), a 67% increase
●	Added to CSE 25 Index
●	Research analyst report price target of CDN$ 1.35/share
●	Stage set for eight new production wells in 2023 total (2 per quarter) through continuous drilling

About the Company

Trillion is an oil and gas producing company with multiple assets throughout Turkiye and Bulgaria. The Company is 49% owner of the SASB natural gas field, one of the Black Sea’s first and largest-scale natural gas development projects; a 19.6% (except three wells with 9.8%) interest in the Cendere oil field; and in Bulgaria, the Vranino 1-11 block, a prospective unconventional natural gas property. More information may be found on www.sedar.com, and our website.

Contact

Art Halleran: 1-250-996-4211

Corporate offices: 1-778-819-1585

e-mail: info@trillionenergy.com

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company’s ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are not guaranteeing of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Accordingly, actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings for the first quarter of 2022. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2021 and our Prospective Resource report effective October 31, 2021.